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                                                                     Exhibit 8.1

                                March 20, 1996


FSI International, Inc.
322 Lake Hazeltine Drive
Chaska, Minnesota 55318


Ladies and Gentlemen:

          We have acted as counsel to FSI International, Inc. ("FSI"), a Minnesota corporation, in connection with the transactions described in the Agreement and Plan of Reorganization dated as of February 5, 1996 (the "Agreement"), by and among FSI, Spectre Acquisition Corp., a California corporation and wholly owned subsidiary of FSI ("Spectre"), and Semiconductor Systems, Inc., a California corporation ("SSI"). The Agreement provides for the merger of Spectre with and into SSI (the "Merger") and the issuance to the shareholders of SSI, in exchange for their shares of SSI common stock, of shares of FSI common stock. This letter expresses our opinion regarding the treatment of the Merger as a reorganization pursuant to section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and related matters. Unless otherwise defined herein, capitalized terms have the same meanings as defined in the Agreement.

          In connection with this opinion, we have reviewed the Agreement and certain other documents and records, including the Shareholders Agreement between FSI and the shareholders of SSI. We have relied upon certain representations from you and also from management of SSI as to certain facts and circumstances. We have also reviewed such matters of law as we have deemed necessary for this opinion.

          Based on the foregoing, we advise you that, if the Merger is consummated in accordance with the terms of the Agreement, in our opinion, for United States federal income tax purposes:

     1. The Merger will qualify as a "reorganization" within the meaning of
        Section 368(a)(1)(A) and (a)(2)(E) of the Code.

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     2. No gain or loss will be recognized by FSI upon the receipt of stock of
        SSI as a result of the Merger.

     3. No gain or loss will be recognized by Spectre on the transfer of its assets to SSI as a result of the Merger.

     4. No gain or loss will be recognized by SSI upon the receipt of the assets of Spectre as a result of the Merger.

     5. The basis of the assets of Spectre acquired by SSI as a result of the Merger will be the same as the basis of such assets in the hands of Spectre immediately prior to the Merger.

     6. The holding period of the assets of Spectre in the hands of SSI following the Merger will include the period during which such assets were held by Spectre.

          Our opinion is limited to the matters expressly addressed above. No opinion is expressed, and none should be inferred, as to any other matter. Our opinion is based upon existing law and currently applicable Treasury regulations promulgated under the Code, published administrative positions of the Internal Revenue Service contained in revenue rulings and revenue procedures currently in effect, and judicial decisions, all of which are subject to change either prospectively or retroactively. To the extent there are changes in such legal authorities, our opinion is not applicable.

          We hereby consent to the filing of the foregoing opinion as an exhibit to FSI's Registration Statement on Form S-4 (as amended, the "Registration Statement") and the reference to our firm under the caption "The Merger--Federal Income Tax Consequences" in the prospectus constituting a part of the Registration Statement.

                                     Very truly yours,


                                     Faegre & Benson LLP